FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                              21 February, 2008


                               File no. 0-17630


                           Transaction in Own Shares



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Transaction in Own Shares

21st February 2008



SHARE REPURCHASE PROGRAMME

CRH plc announces that on 20th February 2008, UBS Limited purchased, on behalf of the Company, 201,611 Ordinary Shares ofEUR0.32 each in CRH plc at prices betweenEUR25.34 andEUR25.95 per Ordinary Share. The purchased shares will be held as Treasury Shares.

CRH plc also announces that on 20th February 2008 it transferred to participants in its employee share schemes 3,187 Ordinary Shares at prices between GBP7.18 and GBP10.08 per Ordinary Share.

Following the above transactions, CRH plc holds 4,676,499 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 542,550,695.


Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340

_________________________________






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  21 February, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director